Seth K. Weiner
404-504-7664
sweiner@mmmlaw.com
www.mmmlaw.com
November 20, 2015

VIA EDGAR

Mr. Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Griffin-American Healthcare REIT III, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 19, 2015
File No. 333-186073

Form 8-K
Filed September 15, 2015
File No. 000-55434

Dear Mr. Gordon:

On behalf of Griffin-American Healthcare REIT III, Inc. (the “Registrant”), please find transmitted herein for filing the Registrant’s responses to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated November 12, 2015 relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed March 19, 2015 (the “Form 10-K”), and the Registrant’s Current Report on Form 8-K filed September 15, 2015 (the “Form 8-K”).

General

Comment No. 1: We note that you have completed a number of acquisitions during fiscal year 2015. Please provide us with the results of the three tests to measure the significance of the acquired business under Rule 3-05 of Regulation S-X. To the extent that any of the resulting calculations exceeded 20%, tell us how you considered the financial statement requirements under Rule 3-05(b)(2) for each completed or probable acquisition during 2015.

Response: As a preliminary note, the Company determined that Rule 3-05 of Regulation S-X (“Rule 3-05”) applies to only four of the acquisitions by the Company during the nine months ended September 30, 2015. The remaining properties acquired during that time relate to either: (i) acquisitions of “real estate operations” within the meaning of Section 2305.2 of the Division of Corporation Finance’s Financial Reporting Manual (“FRM”) or (ii) acquisitions of single-tenant properties subject to a triple net lease that are not significant under Section 2340 of the FRM. Therefore, such acquisitions were evaluated pursuant to Rule 3-14 of Regulation S-X.

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

MORRIS, MANNING & MARTIN, LLP

Mr. Daniel L. Gordon
Securities and Exchange Commission
November 20, 2015

The Company does evaluate financial statement requirements for certain types of acquisitions in accordance with Rule 3-05. Consistent with FRM 2305, the Company analyzes financial statement requirements under Rule 3-05 when the acquisitions (i) are not subject to a triple net lease, (ii) do not generate revenue solely from leasing and (iii) constitute a business (which is a criterion for applicability of Rule 3-05). As such, the Company determined that four acquisitions during the nine months ended September 30, 2015 should be measured under Rule 3-05 of Regulation S-X using the three significance tests: the Asset Test, the Investment Test, and the Income Test. The Company then determined the numbers of years, if any, of audited financial statements that were required to be presented based on the highest significance level calculated under any of the tests.

The results of the Company’s calculations to determine significance under Rule 3-05 of Regulation S-X for each of the four referenced acquisitions are set forth below.

As of December 31, 2014
	Mountain Crest Senior Housing Portfolio	Nebraska Senior Housing Portfolio	Richmond VA ALF	Pennsylvania Senior Housing Portfolio
Significance Test
Investment	9.0%	7.9%	7.7%	10.5%
Asset	4.1%	3.5%	3.6%	3.9%
Income	1.7%	11.4%	8.9%	30.1%

Based on the results of the significance tests, the Company determined that the acquisitions of Mountain Crest Senior Housing Portfolio, Nebraska Senior Housing Portfolio and Richmond VA ALF were not significant and thus no audited or pro forma financial statements relating to these acquisitions were required to be filed. The Company further determined that the acquisition of the Pennsylvania Senior Housing Portfolio was significant and thus audited and pro forma financial statements relating to that acquisition were included in a Form 8-K/A filed with the Commission on September 9, 2015.

The Company also notes the requirement applicable to registration statements in Rule 3-05(b)(2)(i) to determine whether the aggregate impact of the individually insignificant businesses acquired since the date of the most recent audited balance sheet filed by the Company exceeds 50%. The Company's Registration Statement on Form S-11 was terminated on April 22, 2015, and with respect to the aforementioned acquisitions that occurred prior to the termination of the Company's Registration Statement on Form S-11, the Company determined that the aggregate impact of the individually insignificant businesses did not exceed 50%, and therefore, no additional financial statements were required.

MORRIS, MANNING & MARTIN, LLP

Mr. Daniel L. Gordon
Securities and Exchange Commission
November 20, 2015

Form 10-K for the fiscal year ended December 31, 2014

Property Acquisitions, page 102

Comment No. 2: We note your disclosure related to below market leases. Please explain to us your basis for only considering leases with renewal rates that are more than five percent below the market rent estimate during the renewal period to be below-market lease intangibles. Discuss your analysis of historical renewal rates that supports this methodology and quantify the amount of leases that were excluded from the below-market lease intangibles that were below the five percent threshold.

Response: The Company notes that Financial Accounting Standards Board Accounting Standards Codification No. 805-20-25-12 (“ASC 805-20-25-12”) states that an “acquirer shall determine whether the terms of each of an acquiree’s operating leases are favorable or unfavorable compared with the market terms of leases of the same or similar items at the acquisition date.” The Company submits that ASC 805-20-25-12 does not dictate how to compare the numerous characteristics of different leases (including rent, term, concessions, rent steps, recoveries, etc.) when determining if the terms of a lease are favorable or unfavorable, all of which can vary among different leases. The Company submits that the thresholds it utilized in the Form 10-K for below market leases and renewals were based upon evidence that the Company’s external valuation specialists have gathered over the past ten years. The idea that renewals below 5% of the market rate would be exercised was derived from institutional participants and their underwriting of tenant options, based on the recognition that renewal options generally do not provide for renewal tenant improvement allowances. Therefore, unless there is some discount below market rent (5% is the industry-recognized threshold), the tenant will generally opt for a market-negotiated rent with market renewal tenant improvement allowances rather than a fixed option rent with no allowance. However, 5% was not a bright line test that ultimately determined whether the fixed rate renewal option would be exercised. The Company also used numerous qualitative considerations, and the ultimate determination was made on a case-by-case basis based on all facts and circumstances of the specific lease. The Company considered factors such as the length of the lease in place, the contractual ability of the tenant to sublease their space during the renewal term, the economic conditions of the area in which the property is located, performance of the property, performance of the individual tenant and any known facts or circumstances surrounding the tenant’s business operations.

Accordingly, the use of a bright line test was only a starting point for the Company’s assessment of the likelihood of renewal; however, the Company also considered a number of qualitative factors that weighed into the determination of whether such renewal option would be exercised.

Nevertheless, based on recent guidance from the Commission, going forward, the Company submits that it will no longer use particular thresholds when making a determination whether the terms of an operating lease are favorable or unfavorable. Rather, the Company will make a determination whether the terms of an operating lease are favorable or unfavorable on a case-by-case basis (with such case-by-case review applying to all leases) based on all facts and circumstances of the specific lease, which may include the length of the lease in place, the contractual ability of the tenant to sublease their space during the renewal term, the economic conditions of the area in which the property is located, performance of the property, performance of the individual tenant and any known facts or circumstances surrounding the tenant’s business operations.

MORRIS, MANNING & MARTIN, LLP

Mr. Daniel L. Gordon
Securities and Exchange Commission
November 20, 2015

Form 8-K filed on September 15, 2015

Exhibit 99.1 Press Release, dated September 15, 2015

Comment No. 3: We note that you entered into a definitive agreement to acquire Trilogy Investors LLC, for approximately $1.125 billion pursuant to a joint venture with NorthStar Healthcare Income, Inc. Please tell us when you anticipate filing the financial statements pursuant to Rule 3-05 of Regulation S-X for this acquisition or explain to us why financial statements are not required.

Response: The Company does intend to file the financial statements required pursuant to Rule 3-05 of Regulation S-X for this acquisition. As noted in the Form 8-K, the acquisition has not yet been completed. Upon the completion of the acquisition, the Company will file a Current Report on Form 8-K (pursuant to Item 2.01 of Form 8-K) within four business days after the completion of the acquisition. As required by Item 9.01(a)(4) of Form 8-K, the Company will then file a Form 8-K/A with the required financial statements within 71 calendar days after the date that the Item 2.01 Form 8-K was required to be filed.

* * * * *

Enclosed herewith is a written statement from the Registrant acknowledging that the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 8-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 8-K; and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc:	Danny Prosky
Cora Lo

GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.

November 20, 2015

VIA EDGAR

Mr. Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Griffin-American Healthcare REIT III, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 19, 2015
File No. 333-186073

Form 8-K
Filed September 15, 2015
File No. 000-55434

Dear Mr. Gordon:

In connection with the letter to the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filings, Griffin-American Healthcare REIT III, Inc. (the “Registrant”) hereby acknowledges that:

•
the Registrant is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 Annual Report on Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2015, and the Current Report on Form 8-K filed with the Commission on September 15, 2015 (the “Form 8-K”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2014 Annual Report on Form 10-K or the Form 8-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Griffin-American Healthcare REIT III, Inc.

By:     /s/ Danny Prosky_________
Name: Danny Prosky
Title: Interim Chief Financial Officer